July 22, 2024

Steven Pieper
Chief Financial Officer
Xeris Biopharma Holdings, Inc.
1375 West Fulton Street, Suite 100
Chicago, IL 60607

       Re: Xeris Biopharma Holdings, Inc.
           Form 10-K for the year ended December 31, 2023
           Form 10-Q for the quarterly period ended March 31, 2024 File No. 001-40880
Dear Steven Pieper:

       We have reviewed your June 21, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 12, 2024 letter.

Form 10-Q for the quarterly period ended March 31, 2024
Management's Discussion Analysis of Financial Condition and Results of Operations, page 21

1. Your proposed disclosures in response to prior comment one say that "Cost of goods sold as a percent of total revenue decreased by 3.0%, or 17.5% in 2023 compared to 20.5% in
       2022. This decrease was primarily due to collaboration agreements, specifically upfront and milestone achievements resulting in revenue." However, cost of goods sold as percent of product revenue for 2023 was 18.7% compared to 20.7% for 2022. Revise your proposed disclosure to explain the reasons for the decrease in cost of goods sold as a percent of product revenue.

2. Please address the following regarding your response to prior comment two and your proposed related disclosures:
           You disclose on page 70 of your Form 10-K that the increase in research and development expenses from 2022 to 2023 was driven by the expenses related to the
 July 22, 2024
Page 2

           Phase 2 study for XP-8121. In your Form 10-Q for quarter ended March 31, 2024, you disclose that the increase in research and development expenses was
           "driven by strategic investments in our pipeline, notably XP-8121, and our emerging technology partnership business as well as higher personnel costs." Please confirm which line item(s) in Appendix A includes the majority of the expenses for XP-8121, and tell us the amount of the direct expenses related to XP-8121 for 2023 and the first quarter of 2024.
             Revise your proposed disclosures to clarify whether the line item in Appendix A titled
           "Technology development" is the "emerging technology partnership business" that you listed as a factor for the increase in research and development expense on page 25 of your Form 10-Q for the period ended March 31, 2024.
             As part of your future disclosures, revise to more clearly disclose the extent to which your emerging technology partnership business has had revenues and expenses in prior periods.
             Further clarify the extent to which any of the amounts reported as Royalty, contract and other revenue related to this business. If so, quantify those amounts and clarify the extent to which the expenses related to these amounts are excluded from cost of goods sold but are included in research and development expenses.
             Revise your Business section in future filings to better identify the activities of your technology partnership business and tie your discussions of these partnerships to your results of operations.

       Please contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences